FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 470th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 1-4, 2009

2.	Summary of Minutes of the 95th Meeting of the Board of Directors, Cemig Distribuição S.A., December 1, 2009

3.	Summary of Minutes of the 471st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2009

4.	Summary of Minutes of the 472nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2009

5.	Summary of Minutes of the 103rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16, 2009

6.	Summary of Minutes of the 96th Meeting of the Board of Directors, Cemig Distribuição S.A., December 16, 2009

7.	Summary of Minutes of the 104th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22-23, 2009

8.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, January 13, 2010

9.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., January 13, 2010

10.	Summary of Principal Decisions of the 475th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 28, 2010

11.	Summary of Principal Decisions of the 105th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 28, 2010

12.	Summary of Principal Decisions of the 99th Meeting of the Board of Directors, Cemig Distribuição S.A., January 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: February 16, 2010

1.                                                               Summary of Minutes of the 470th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 1-4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 470TH MEETING

Date, time and place:	Opened December 1, 2009 at 9.30 a.m.; closed December 4, 2009 at 4 p.m.;
at the Company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                 The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                             The Board approved:

a)              Increase in the Registered Capital of Cemig GT,

from

•                  two billion eight hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos to

•                  three billion two hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos,

using funds in the Profit Reserve account, without the issuance of new shares;

and consequent change in the head paragraph of Clause 5 of the Bylaws of Cemig GT.

b)              The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders to be held on January 13, 2010, at 11 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to decide on the increase in the Registered Capital of Cemig GT referred to in sub-clause “A” of Item II, and in item IV, below.

c)              Revision of the Annual Budget for 2009.

d)              The minutes of this meeting.

III                         The Board authorized signing of the Private Instrument of Advance Against Future Capital Increase with Furnas Centrais Elétricas S.A., with Companhia de Transmissão Centroeste de Minas as consenting party, to establish the terms and conditions governing an advance for future capital increase of Companhia de Transmissão Centroeste de Minas, under the responsibility of Furnas, in the amount of up to five million, six hundred and eighty one thousand, eight hundred and ten Reais.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                        The Board decided to submit a proposal to the Extraordinary General Meeting of Stockholders for authorization of vote, by the Company’s representative in the Extraordinary General Meeting of Stockholders of Cemig GT, in favor of the increase in the registered capital referred to in sub-clause “a” of Item II above, and the consequent change in the head paragraph of Clause 5 of the Bylaws of Cemig GT.

V                            The Board ratified the signing of the Technical and Institutional Cooperation Agreement with the Minas Gerais State Environment and Sustainable Development Department (Semad) and the bodies and entities of the State’s public administration that have Environment Management Centers (NGAs), under Decree 43372/2003, for establishment of the reciprocal obligations between the participants for realization of the items of cooperation specified in the Appendix to the said instrument, relating to the areas of environmental preservation and improvement, environmental education including extension courses, and protection of biodiversity, as part of the actions of the NGAs, valid for twenty four months from the date of publication of its summary version (to be provided by Semad), and able to be extended, by signing of amendment, up to a limit of sixty months, without any provision for passthrough of funds, each participant having the responsibility of bearing any relevant costs in the realization of the projects.

VI                        The following spoke on general matters and business of interest to the Company:

The Vice-Chairman,

Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford,	Alexandre Heringer Lisboa, João Camilo Penna;

Chief Officer:	Luiz Fernando Rolla;

The following were present:

Board members:	Sergio Alair Barroso, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Guy Maria Villela Paschoal,	João Camilo Penna, Jeffery Atwood Safford, Kleber Antonio de Campos, Cezar Manoel de Medeiros, Franklin Moreira Gonçalves, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro;

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;

Audit Board:	Marcus Eolo de Lamounier Bicalho;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.                                                                                       Summary of Minutes of the 95th Meeting of the Board of Directors, Cemig Distribuição S.A., December 1, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 95TH MEETING

Date, time and place:	December 1, 2009 at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                 The Chairman asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                             The Board approved:

a)                          The revision of the Annual Budget for 2009.

b)                           The minutes of this meeting.

III                         The Board authorized:

a)                            Signing of a Commitment Undertaking with the State of Minas Gerais, through its Economic Development Department, to account for the funds used in, and compliance with the targets in the implementation of, the Pronoroeste Rural Electrification Project, without financial disbursement by Cemig D and with a period of validity of three years, from the date of approval by Aneel, under Resolution 334/2008, able to be extended, through signing of an amendment, for up to 2 more years, with a maximum total of five years.

b)                           Signing of the First Amendment to the Technical and Financial Working Agreement with Codemig (Minas Gerais State Development Company), to change the items of Clause 4 and include new items in Clause 1, to make the works possible, an additional injection of the total value of the works being necessary, which shall be the responsibility of Codemig, the financial participation of Cemig D however remaining unchanged, upon prior authorization by Aneel.

c)                            Signing of the Second Amendment to Contract 4570010981, with A&C Centro de Contatos S.A., to extend the provision of Call Center services for a further nineteen months, from September 1, 2009, and to ratify all action taken up to that date, making a total contracting period of thirty-one months; revision of the price of the contract, with complementation of the invoices paid for services provided in the period from April 18 to August 31, 2009; and consequent change in the global value of the Contract.

IV                        The Board re-ratified Board Spending Decision (CRCA) 009/2009, changing the period of contracting of corporate printing services from twelve to thirty-six months, able to be extended for up to a further twenty-four months, with a maximum limit of sixty months, through signing of amendments, and also the total estimated value, the other terms of that CRCA remaining unchanged.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V                            The following spoke on general matters and business of interest to the Company:

The Vice-Chairman:

Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford,	Alexandre Heringer Lisboa, João Camilo Penna;

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Alexandre Heringer Lisboa,	Jeffery Atwood Safford,
	Antônio Adriano Silva,	Kleber Antonio de Campos,
	Evandro Veiga Negrão de Lima,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Franklin Moreira Gonçalves,
	Guy Maria Villela Paschoal,	Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.                                                                                       Summary of Minutes of the 471st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 471ST MEETING

Date, time and place:	December 15, 2009, at 4.30 p.m., at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                  The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                             The Board approved:

a)                            The proposal by Board member Djalma Bastos de Morais that the members of the Board of Directors should authorize their Chairman, Sergio Alair Barroso, to call an Extraordinary General Meeting of Stockholders to be held on December 31, 2009, at 10 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to decide on the matter in Item IV, below.

b)                           The minutes of this meeting.

III                         The Board authorized:

a)                            Signing, by Cemig, with RME – Rio Minas Energia Participações S.A., Andrade Gutierrez Concessões S.A. – AGC, Equatorial Energia S.A. – Equatorial, Luce Brasil Fundo de Investimento em Participações and Luce Empreendimentos e Participações S.A., of the Private Instrument of Protocol and Justification of Partial Split of RME – Rio Minas Energia Participações S.A. (“the Protocol and Justification”), the object of which is to set the conditions of the partial split of RME followed by absorption of the separated parts of RME by AGC, Cemig and Luce Empreendimentos e Participações S.A.

b)                           Reduction of the Registered Capital of RME, in the same proportion as the aggregate portions of equity that are separated in the process of its restructuring, resulting in a non-proportional split, and absorption by Cemig of the portion relative to its equity interest.

c)                            Vote, by the representatives of Cemig in the Extraordinary General Meeting of Stockholders of RME, in favor of the following matters, provided that the transactions have been approved by the EGM:

1                               Approval of the proposal for non-proportional split of RME, three portions being separated, and absorption of those portions respectively by AGC, Cemig and Luce Empreendimentos e Participações S.A., as described in the Protocol and Justification.

2                               Ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda. as the company responsible for valuation of the assets comprising the portions of assets and liabilities, for the purposes of the partial split of RME, and for preparation of the respective Valuation Opinion.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3                               Examination, discussion and approval of the Valuation Opinion relating to RME.

4                               Approval of the non-proportional split of RME, followed by incorporation of the separated portions of the Company by AGC, Cemig and Luce Empreendimentos e Participações S.A.

5                               Reduction of the Registered Capital of RME in proportion to the portion of equity separated by the split.

6                               Authorization for the Management of RME to take all the necessary measures for formalizing the transaction and the other decisions vis-à-vis the competent public offices.

IV                        The Board submitted to the Extraordinary General Meeting of Stockholders, jointly with the publication of the Material Announcement, in accordance with Clause 2 of CVM Instruction 319, a proposal for:

a)                            Ratification of the appointment and contracting of AMKS Contadores e Consultores Ltda., CNPJ 66.056.086/0001-82, with head office at Av. Brigadeiro Faria Lima 1656, 8th Floor, Suite 83-C, São Paulo, São Paulo State, as the company responsible for valuation of the assets that comprise the portions of equity for the purposes of the partial split of RME, with the separation of three portions and absorption of those portions respectively by AGC, Cemig and Luce Empreendimentos e Participações S.A., as described in the Protocol and Justification; and also as the party responsible for preparation of the respective Valuation Opinion relating to RME.

b)                           Approval of the said Valuation Opinion on RME.

c)                            Approval of the non-proportional split of RME, in the exact terms of the Protocol and Justification, with AGC, Cemig, Luce Empreendimentos e Participações S.A. and RME each being responsible for 25% of the obligations of RME up to the date of approval of the said partial split, without joint liability, Equatorial Energia S.A. being guarantor, to the others, of RME for its portion of 25% of any obligations of RME arising from any act or event taking place up to the date of approval of the partial split, this benefit being applicable in no specific order.

V                            The following spoke on general matters and business of interest to the Company:

The Chairman;

Board members:	Evandro Veiga Negrão de Lima,	André Araújo Filho, Andréa Leandro Silva;

The following were present:

Board members:	Adriano Magalhães Chaves,	Guy Maria Villela Paschoal,
	André Araújo Filho,	João Camilo Penna,
	Arcângelo Eustáquio Torres Queiroz,	Paulo Sérgio Machado Ribeiro,
	Evandro Veiga Negrão de Lima,	Andréa Leandro Silva,
	Francelino Pereira dos Santos,	Cezar Manoel de Medeiros,
Lauro Sérgio Vasconcelos David;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officers and Board members:	Fernando Henrique Schüffner Neto,	Marco Antonio Rodrigues da Cunha;

Audit Board:	Marcus Eolo de Lamounier Bicalho;

Director:	Luiz Fernando Rolla;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.                                                                                       Summary of Minutes of the 472nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 472ND MEETING

Date, time and place:	December 16, 2009, at 9.30 a.m., at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                             The Board approved:

a)              The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Human Resources Committee, the Finance Committee and the Audit and Risks Committee, to the following:

Board of Directors’ Support Committee:	Fernando Henrique Schüffner Neto (Coordinator),	Guy Maria Villela Paschoal,
	Andréa Leandro Silva,	João Camilo Penna,
	Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Franklin Moreira Gonçalves,	Paulo Sérgio Machado Ribeiro;

Human Resources Committee:	João Camilo Penna (Coordinator),	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;

Finance Committee:	Jeffery Atwood Safford (Coordinator),	Cezar Manoel de Medeiros,
	Andréa Leandro Silva,	Fernando Henrique Schüffner Neto,
	Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David;

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator),	Francelino Pereira dos Santos,
	André Araújo Filho,	Lauro Sérgio Vasconcelos David.

b)             Increase in the Registered Capital of Transchile Charrúa Transmisión S.A., of US$2,000,000.00, the portion under the responsibility of Cemig being US$980,000.00, from US$39,340,000.00 to US$41,340,000.00, to be submitted to the next Annual General Meeting of Cemig; and

vote, by the representative of Cemig in the Extraordinary General Meeting of Stockholders (Junta de Accionistas) of Transchile Charrúa Transmisión S.A., in favor of the following:

Approval of the above-mentioned increase in Registered Capital;

approval of the placement price of the shares to be issued on the occasion of this increase in capital;

change to the drafting of the Bylaws to reflect the above operations;

statement on the rights, including subscription option, of the new shares; and

delegation to the Board (Directorio) of powers for issuance and placement of the new shares.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)              The minutes of this meeting.

III                         The Board authorized:

a)                            Increase in the Registered Capital of Cemig Serviços S.A., from one hundred thousand Reais to five million and one hundred thousand Reais, by injection of five million Reais, in cash, with issuance of five million new nominal, common shares without par value, for execution of its operational expenses and investments budgets, making its activities fully operational;

subscription and paying-up of the respective above-mentioned shares; and

vote, by the Company’s representative at the EGM of Cemig Serviços S.A. in favor of approval of the above-mentioned increase in capital, and subscription and paying-up of the respective shares

– said injection of capital to be submitted to the next Annual General Meeting of Cemig.

b)                           Contracting, under exemption from tender, of the Martinelli Advocacia Empresarial Law Office, to handle the relevant legal actions, mentioned in item V, below, for sixty months or for the period necessary for final closure of the actions.

IV                        The Board granted annual paid leave to the Chief Executive Officer, from December 16, 2009 to January 14, 2010.

V                            The Board re-ratified Board Spending Decision (CRCA) 015/2009, changing the period on which the proposed legal action to take advantage of the legal limit on the amount spent on the PAT (Workers’ Food Program) is based – this period was stated as 2008, and will now be stated as from 1999 to 2008 – and changing the amount to be recovered, the other terms of that CRCA remaining unchanged.

VI                        The Board members decided the calendar for the probable dates of Board meetings in 2010.

VII                    The Chairman stated that the Budget Proposal for 2010 will be decided at another time, since the subject is still in discussion by the Executive Board.

VIII                The following spoke on general matters and business of interest to the Company:

The Chairman,

The Vice-chairman,

Board members:	Evandro Veiga Negrão de Lima,	André Araújo Filho;

Chief Officer:	Luiz Fernando Rolla;

Manager:	João José Magalhães Soares.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Adriano Magalhães Chaves,	João Camilo Penna,
	André Araújo Filho,	Maria Estela Kubitschek Lopes,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer:	Luiz Fernando Rolla;

Manager:	João José Magalhães Soares;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

5.                                                                                       Summary of Minutes of the 103rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 16, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 103rd MEETING

Date, time and place:	December 16, 2009 at 3.30 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                             The Board approved:

a)                            The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Human Resources Committee, the Finance Committee and the Audit and Risks Committee, to the following:

Board of Directors’ Support Committee:	Fernando Henrique Schüffner Neto (Coordinator),
Andréa Leandro Silva,
Cezar Manoel de Medeiros,
Evandro Veiga Negrão de Lima,
Franklin Moreira Gonçalves,
Guy Maria Villela Paschoal,
João Camilo Penna,
Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha,
Paulo Sérgio Machado Ribeiro;

Human Resources Committee:	João Camilo Penna (Coordinator),
Evandro Veiga Negrão de Lima,
Franklin Moreira Gonçalves,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;

Finance Committee:	Jeffery Atwood Safford (Coordinator),
Andréa Leandro Silva,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Lauro Sérgio Vasconcelos David;

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator),
André Araújo Filho,
Francelino Pereira dos Santos,
Lauro Sérgio Vasconcelos David.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)                           The first revision of Project Nº 2018/08 – Barreiro Substation – Expansion, to extend the period of validity of the project from June 2010 to February 2011, and adaptation of the change in its scope to comply with the Aneel authorization and resolution for that expansion, reducing the amount originally approved; and authorized continuation of the respective Tender Procedure(s), and making of the purchase(s) / contracting of the service(s).

c)                            Project 2356/2009 – Revitalization of and Installation of a Gas Treatment System at the Igarapé Thermal Plant – for revitalization and environmental adaptation of the Igarapé Thermal Plant, with conclusion timetabled for December 2011; with authorization for opening of the respective Tender Proceeding(s), starting in 2010, and making of the purchases / contracting of the service(s).

d)                           The minutes of this meeting.

III                         The Board authorized:

a)                            Opening of Administrative Tender Proceedings for and contracting of services of management, control and acquisition of fuels and lubricants, and emergency tire and maintenance services essential immediately for the vehicles of the company’s fleet, for a period of twelve months, able to be extended for up to a further forty-eight months, on the signature of amendments, with total estimated cost shared as follows: Cemig D: 84%; Cemig GT: 16%.

b)                           Opening of Administrative Tender Proceedings, and contracting of the services of rental and management of eight hundred and fifty light vehicles, passenger and utility vehicles and light trucks, for a period of thirty-six months, able to be extended for up to a further twenty-four months, upon signing of amendments, up to the maximum limit of sixty months, with total estimated cost shared as follows: Cemig D: 78; Cemig GT: 22%.

c)                            Contracting, under exemption from tender, of the Martinelli Advocacia Empresarial Law Office, to handle certain legal actions, mentioned in item VI, below, for sixteen months or for the period necessary for final closure of the actions.

IV                         The Board declared payment of interim dividends in the amount of R$ 440,000,000, as partial advance on account of the minimum obligatory dividends for 2009, based on the profit reported in the Financial Statements at June 30, 2009, to be paid as follows:

–                 50% by June 30, and 50% by December 30, 2010,

–                 to stockholders whose names are on the Company’s Nominal Share Registry on December 16, 2009, and

–                 the Executive Board shall obey the periods and decide locations and process of payment.

V                            The Board ratified:

Signing of the first, second, third, fourth, fifth and sixth amendments to Contracts 4500013706-530 and 4500013857-510, with SESI – Social Service of Industry, to extend the period and add provisions of additional nutrition services, at the Company’s facilities in the Santo Agostinho, Itambé, Barro Preto, Jatobá, Anel Rodoviário, Cidade Industrial and São Gabriel buildings.

Signing of the seventh amendment to the said Contracts, to extend the services, on an exceptional basis, from up to sixty months to seventy-two months, and alteration of the estimated total annual value of the contract, for the period 2004 to 2010, divided as follows:  Cemig D: 65%; Cemig GT: 35%.

VI                         The Board re-ratified Board Spending Decision (CRCA) 013/2009, changing the period on which the proposed legal action to take advantage of the legal limit on the amount spent on the PAT (Workers’ Food Program) is based – this period was stated as 2008, and will now be stated as from 1999 to 2008; and changing the amount to be recovered; the other terms of that CRCA remaining unchanged.

VII                    The Board members decided the calendar for probable dates of Board meetings in 2010.

VIII                Withdrawn from the agenda: The matter relating to delegation of powers for entering into contracts that relate to the Chief Trading Officer’s Department was withdrawn from the agenda.

IX                         The Chairman stated that the Budget Proposal for 2010 will be decided at another time, since the subject is still in discussion by the Executive Board.

X                            The following spoke on general matters and business of interest to the Company:

The Chairman;

The Vice-Chairman;

Board members:	Evandro Veiga Negrão de Lima, André Araújo Filho,	Guy Maria Villela Paschoal;

Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos;

Manager:	João José Magalhães Soares.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Adriano Magalhães Chaves,	João Camilo Penna,
	André Araújo Filho,	Maria Estela Kubitschek Lopes,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro;

CEO and Vice-Chairman:	Djalma Bastos de Morais;

Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos;

Audit Board:	Marcus Eolo de Lamounier Bicalho;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

6.                                                                                       Summary of Minutes of the 96th Meeting of the Board of Directors, Cemig Distribuição S.A., December 16, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 96TH MEETING

Date, time and place:	December 16, 2009, at 1.30 p.m., at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                             The Board approved:

a)              The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, the Human Resources Committee, the Finance Committee and the Audit and Risks Committee, to the following:

Board of Directors’ Support Committee:	Fernando Henrique Schüffner Neto (Coordinator),	Guy Maria Villela Paschoal,
	Andréa Leandro Silva,	João Camilo Penna,
	Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Franklin Moreira Gonçalves,	Paulo Sérgio Machado Ribeiro;

Human Resources Committee:	João Camilo Penna (Coordinator),	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro;

Finance Committee:	Jeffery Atwood Safford (Coordinator),	Cezar Manoel de Medeiros,
	Andréa Leandro Silva,	Fernando Henrique Schüffner Neto,
	Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David;

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator),	Francelino Pereira dos Santos,
	André Araújo Filho,	Lauro Sérgio Vasconcelos David.

b)                           The minutes of this meeting.

III                         The Board authorized:

a)                            Opening of Administrative Tender Proceedings for and contracting of services of management, control and acquisition of fuels and lubricants, and emergency tire and maintenance services essential immediately for the vehicles of the company’s fleet, for a period of twelve months, able to be extended for up to a further forty-eight months, on signature of amendments, with total estimated cost shared as to: Cemig D: 84%; Cemig GT: 16%.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)                           Signing of the Technical Corporation Working Agreement with Embrapa (the Brazilian Farming Research Company), Emater (the Minas Gerais Rural Technical Assistance and Extension Company), the Federal University of São João Del Rei (UFSJ) and Epamig (the Minas Gerais Farming Research Company), for the parties jointly to carry out the Research and Development Program as an auxiliary instrument in regional development of the dairy industry, for a period of five years, able to be altered or extended, by amendment, without any payment of financial resources between the companies, upon prior authorization by Aneel.

c)                            Opening of new Administrative Tender Proceedings for, and contracting of printing services for electricity bills and other documents, for a period of thirty-six months, able to be extended for up to a further twelve months, with a maximum limit of forty-eight months, upon signing of amendments.

d)                           Opening of Administrative Tender Proceedings, and contracting of the services of rental and management of eight hundred and fifty light vehicles, being passenger and utility vehicles and light trucks, for a period of thirty-six months, able to be extended for up to a further twenty-four months, upon signing of amendments, up to the maximum limit of sixty months, with total estimated cost shared as to: Cemig D: 78; Cemig GT: 22%.

e)                            Contracting, under exemption from tender, of the Martinelli Advocacia Empresarial Law Office, to handle the relevant legal actions, mentioned in item V below, for sixty months or for the period necessary for final closure of the actions.

IV                        The Board ratified:

–                               signing of the first, second, third, fourth, fifth and sixth amendments to Contracts 4500013706-530 and 4500013857-510, with SESI (Social Service of Industry), to extend the period and add provision of additional nutrition services, at the Company’s facilities in the Santo Agostinho, Itambé, Barro Preto, Jatobá, Anel Rodoviário, Cidade Industrial and São Gabriel buildings; and

–                               signing of the seventh amendment to the said contracts, to extend the period of the services, on an exceptional basis, from up to sixty months to up to seventy-two months, and alteration of the estimated total annual value of the contract, for the period 2004 to 2010;

divided as to: Cemig D: 65%; Cemig GT: 35%.

V                            The Board re-ratified:

a)                            Board Spending Decision (CRCA) 013/2009, changing the period on which the proposed legal action to take advantage of the legal limit on the amount spent on the PAT (Workers’ Food Program) is based – this period was stated as 2008, and will now be stated as from 1999 to 2008 – and changing the amount to be recovered, the other terms of that CRCA remaining unchanged.

b)                           CRCA-037/2009, for the third revision of Project 1874/08 – the Light for Everyone Program Phase II – and of the budget for works to be carried out under the said Project, changing its value, and changing the physical target from 55,000 to 69,933 new connections, conditional on obtaining additional funds from the participation by the Federal Government and the Government of Minas Gerais, the other provisions of that CRCA being unchanged; and authorized opening and/or continuation of the respective tender proceedings and making of the purchases and/or contracting and services necessary for execution of that Program.

VI                         The Board members decided the calendar for the probable dates of Board meetings in 2010.

VII                    The Chairman requested distribution of the data on the contracts for sale of electricity, supply of electricity and use of the Distribution System, with amounts of R$ 5 million or more, negotiated in the period January 1 to November 25, 2009, under the delegation of powers made by the Board of Directors to the Executive Board.

VIII             Withdrawn from the agenda: The matter referring to delegation of powers to enter into contracts relating to the Chief Trading Officer’s Department was withdrawn from the agenda.

IX                        The Chairman stated that the Budget Proposal for 2010 will be decided at another time, since the subject is still in discussion by the Executive Board.

X                            The following spoke on general matters and business of interest to the Company:

The Chairman;

The Vice-chairman;

Board members:	Evandro Veiga Negrão de Lima,	André Araújo Filho;

Chief Officer:	Luiz Fernando Rolla;

Manager:	João José Magalhães Soares.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Adriano Magalhães Chaves,	João Camilo Penna,
	André Araújo Filho,	Maria Estela Kubitschek Lopes,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer:	Luiz Fernando Rolla;

Manager:	João José Magalhães Soares;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

7.                                                                                       Summary of Minutes of the 104th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22-23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 104th MEETING

Date, time and place:	Opened December 22, 2009, at 4.30 p.m., and closed December 23, 2009, at the Company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                The Chairman asked the board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Board approved:

a)                          The Annual Budget for 2010.

b)                         The minutes of this meeting.

III                        The Board authorized:

1)                             Signature, in accordance with BNDES Decision DIR 1409 de December 8, 2009, of:

a)              the Credit Facility Financing Contract between EBTE (Empresa Brasileira de Transmissão de Energia S.A.) and the BNDES (Brazilian Development Bank), with EATE (Empresa Amazonense de Transmissão de Energia S.A.), Cemig GT and Alupar Investimento S.A. (Alupar) as consenting parties; and

b)             the Contract for Surety Assignment of Rights, Administration of Accounts and Other Matters, between EBTE, BNDES and an Account Administrator Bank (yet to be appointed), having EATE, Cemig GT and Alupar as consenting parties, to regulate surety assignment by EBTE, and the related attachment in favor of BNDES, of EBTE’s rights to receivables under Aneel Concession Contract 011/2008 of October 16, 2008, as amended, and under Transmission Services Contract 017/2009, as amended, between EBTE and the National Electricity System Operator signed on October 29, 2009.

2)                             Partial split of Transmissora do Atlântico de Energia Elétrica S.A. (“Taesa”), and absorption by Transmissora Aliança de Energia Elétrica S.A. (“Aliança”), in the precise terms of the Protocol and Justification of Partial Split of Transmissora do Atlântico de Energia Elétrica S.A. – Taesa, with transfer of the portion of the assets and liabilities so separated to Transmissora Alterosa de Energia S.A. (“Alterosa”), followed by the absorption of Taesa by Aliança (“the Protocol and Justification).

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3)                         Reduction of the Registered Capital of Taesa, in accordance with its restructuring, which will result in its partial split and absorption, by Aliança, of the part relative to its equity interest;

4)                         Signing of the Protocol and Justification by Cemig GT, jointly with Fundo de Investimento em Participações Coliseu (FIP Coliseu), with the purpose of governing and setting the conditions of the partial split of Taesa.

5)                             Vote, by the representatives of Cemig GT in the Extraordinary General Meeting of Stockholders of Taesa, in favor of the following matters:

a)                           Approval of the Protocol and Justification.

b)                          Ratification of the contracting of Chronus Auditores Independentes S/S as the company responsible for valuation of the assets that comprise the portions of assets and liabilities, for the purposes of the partial split of Taesa, and for preparation of the respective Valuation Opinion.

c)                           Approval of the Valuation Opinion of Taesa.

d)                          Approval of the proposal for partial split of Taesa and absorption by Aliança.

e)                           Approval of the absorption of Taesa by Aliança.

f)                             Approval of the reduction of the Registered Capital of Taesa.

g)                          Authorization for the Management of Taesa to take all the necessary measures for formalizing the transaction and the other decisions in relation to the competent public offices.

h)                          Orientation to the representatives of Taesa to vote, in the Extraordinary General Meeting of Stockholders of Aliança on December 28, 2009, in favor of the following matters:

-              Approval of the Protocol and Justification.

-              Ratification of the contracting of Chronus Auditores Independentes S/S as the company responsible for valuation of the assets that comprise the portions of assets and liabilities for the purposes of the partial split of Taesa, and for preparation of the respective Valuation Opinion.

-              Approval of the Valuation Opinion of Taesa.

-              Approval of the proposal for absorption of Taesa by Aliança, as described in the Protocol and Justification.

-              Authorization for the Management of the Company to take all measures necessary for formalizing the transaction and the other decisions in relation to the competent public offices.

6)                             Vote in favor, by the representatives of Cemig GT at the Extraordinary General Meeting of Stockholders of Alterosa that will decide on the following matters:

a)                           Approval of the Protocol and Justification.

b)                          Ratification of the contracting of the specialized company Chronus Auditores Independentes S/S, a company providing services of auditing and accounting, for preparation of the Opinion of Valuation upon the net assets of Taesa to be transferred to the Company, said Opinion having base-date November 30, 2009.

c)                           Approval of the said Opinion.

d)                          Approval of the partial split of Taesa with transfer to the Company of the assets and liabilities so separated, in the terms of the Protocol and Justification, without increase in the Registered Capital of the Company (“Partial Split”).

e)                           Authorization for the Management of the Company to carry out all the acts necessary for implementation of the Partial Split.

7)                             Signing of the Commitment Undertaking and of the Stockholders’ Agreement of Aliança, between Cemig GT and FIP Coliseu, applying “mutatis mutandis” the provisions of the present Stockholders’ Agreement of Taesa.

8)                             Signing of the Stockholders’ Agreement of Alterosa between the stockholders Cemig GT and FIP Coliseu.

IV                       The Board delegated to the Executive Board, until March 31, 2010, competency to authorize:

a)                            Signing, after statement of position by the Energy Risks Management Committee (CGRE), of Contracts for Sale of Electricity which have, individually, amounts of fourteen million Reais or more, and of Amendments, and  Terms of Contractual Rescission, including those with any payment of financial penalty by any of the parties, arising from negotiation, Service Provision Contracts and Contracts for Constitution of Guarantees and Counter-guarantees associated with them and of the other instruments necessary for their implementation.

b)                           Signing of agreements of the same nature and of the respective Amendments and Terms of Rescission, when they are signed between the Company and any of its stockholders or companies which are the controlling stockholders of the latter, whether controlled by them or under common control, and whether or not they have, individually, amounts of fourteen million Reais or more – the Board of Directors must be advised, of such instruments as are approved by the Executive Board, in the meeting following the approval.

V                           The Board ratified:

a)                            Acquisition by Taesa of 100% of the registered capital of Plakias Participações S.A., the name of which was subsequently changed to Transmissora Alterosa de Energia Elétrica S.A. (Alterosa).

b)                           The vote by the representative of Cemig GT, at the EGM of Taesa, for orientation of votes in favor, at the EGM of Alterosa that approved changes to the Bylaws of Alterosa.

VI                       The following spoke on general matters and business of interest to the Company:

The Vice-chairman;

Board member:	Evandro Veiga Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso, Adriano Magalhães Chaves, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna, Maria Estela Kubitschek Lopes, Cezar Manoel de Medeiros, Lauro Sérgio Vasconcelos David;

CEO and Vice-chairman:	Djalma Bastos de Morais;

Chief Officer and Board member:	Marco Antonio Rodrigues de Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Bastos

8.                                                                                       Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, January 13, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON JANUARY 13, 2010

At 11 a.m. on January 13, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements. The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, Deputy General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the Meeting.  The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and unanimously approved.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on December 22, 23 and 24, 2009, and in the newspapers O Tempo and Valor Econômico on December 22, 23 and 28, 2009, the content of which is as follows:

“   COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 13, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on:

Orientation for the representative of the company at the Extraordinary General Meeting of Stockholders of Cemig GT to vote in favor of:

•                  increase in the Registered Capital of that Company,

from

•      two billion eight hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos to

•      three billion two hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos,

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

through use of funds in the Profit Reserve account, without the issuance of new shares;

and

•                  consequent change in the head paragraph of Clause 5 of the Bylaws of that Company.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by January 8, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, December 1, 2009

Sérgio Alair Barroso

Chairman of the Board of Directors.  ”

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment.

He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais. He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Continuing, he noted that the Extraordinary and Special Appeals brought by Southern have not been admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, inefficacy of the Stockholders’ Agreement subject of the action.

Finally he observed that the Federal Supreme Court, in a judgment given by Justice Joaquim Barbosa on December 16, 2009, refused Interlocutory Appeal 54743, brought by Southern Electric Brasil Participações Ltda.

On this information, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that, in spite of the news brought forward by the stockholder The State of Minas Gerais, it is certain that there has been no new publication in the said case; and that even if such a judgment exists, appeal will lie against it to take the issue to the other members of the Federal Supreme Court.

Continuing the business of the meeting, the Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 13, 2010

Dear Stockholders:

Whereas: –

a)              Cemig Geração e Transmissão S.A. – Cemig GT will make its second issue of debentures, non-convertible and unsecured, to pay or pre-pay its third issue of commercial promissory notes in the amount of R$ 2,700,000,000.00, as per Board Spending Decision (CRCA) No. 045/2009, of July 24, 2009;

b)             the total value of the issues of debentures may not exceed the Registered Capital of Cemig GT, subordinated debentures being excluded from this limit, in accordance with the provisions of Article 60, Paragraph 4, of Law 6404 of December 15, 1976, as amended;

c)              on September 30, 2009, the Registered Capital of Cemig GT was R$ 2,896,785,358.90, represented by 2,896,785,358 nominal common shares without par value, and the Company’s debt represented by debentures, excluding the subordinated debentures, was R$ 263,382,700.51, which added to the value of R$ 2,700,000,000.00 of the second issue of debentures will total R$ 2,963,382,700.51;

d)             for the debt of Cemig GT represented by debentures not to exceed the value of its Registered Capital in any of the years of validity of the issues of debentures, based on updating of the debtor balance of the issues by the indices used in economic forecasts by the company, an increase of R$ 400,000,000.00 in the Company’s registered capital will be necessary;

e)              Cemig GT has funds in the Profit Reserve account that can be used for the said increase in the Registered Capital; and

f)                Article 166 of the said Law 6404 of December 15, 1976, as amended, states that the Registered Capital may be increased by a decision of the General Meeting of Stockholders or of the Board of Directors, subject to provisions on the matter contained in the Company’s Bylaws;

– the Board of Directors of Companhia Energética de Minas Gerais – Cemig now hereby proposes to you:

that the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. – Cemig GT to be held on January 13, 2010 should vote in favor of the increase of the Registered Capital of Cemig GT and the consequent alteration of the head paragraph of Clause 5 of that Company’s Bylaws.

Belo Horizonte, December 1, 2009

Sergio Alair Barroso – Chairman	João Camilo Penna – Member
Djalma Bastos de Morais – Vice-Chairman	Fernando Henrique Schüffner Neto – Member
Alexandre Heringer Lisboa – Member	Jeffery Atwood Safford – Member
Evandro Veiga Negrão de Lima – Member	Kleber Antonio de Campos – Member
Francelino Pereira dos Santos – Member	Marco Antonio Rodrigues da Cunha – Member
Guy Maria Villela Paschoal – Member ”

The Chairman then made clear that the increase in the Registered Capital of Cemig GT will be in the amount of R$ 400,000,000.00 (four hundred million Reais), provided by use of funds in the Profit Reserve account, without issuance of new shares.

He then put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved unanimously.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

9.                                                                                       Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., January 13, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

CNPJ 06.981.176/0001-58 — NIRE 31300020550

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON JANUARY 13, 2010

At 4 p.m. on January 13, 2010, the stockholder Companhia Energética de Minas Gerais (“Cemig”), holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Acting Chief Executive Officer, Arlindo Porto Neto, and by the Chief Trading Officer, Bernardo Afonso Salomão de Alvarenga, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Cemig proposed the name of the Chief New Business Development Officer, José Carlos de Mattos, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the meeting open and invited me, recording the presence of the Chairman of the Audit Board, Aristóteles Luiz Menezes Vasconcellos Drummond, inviting me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and O Tempo, on December 22,23, and 24, and in the newspaper Valor Econômico on December 22, 23 and 28, 2009, the content of which is as follows:

“  CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on January 13, 2010 at 5 p.m. at Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on:

•                  authorization, verification and approval of increase in the Registered Capital,

from

•                  two billion eight hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos to

•                  three billion two hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos,

through use of funds in the Profit Reserve account, without the issuance of new shares;

and

•                  the consequent change in the head paragraph of Clause 5 of the Bylaws.

Belo Horizonte, December 1, 2009

Sérgio Alair Barroso

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Chairman of the Board of Directors  ”

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with the agenda, and the Opinion of the Audit Board thereon, the contents of which documents are as follows:

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 13, 2010

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

Whereas: –

a)              Cemig Geração e Transmissão S.A. – Cemig GT will make its second issue of debentures, non-convertible and unsecured, to pay or pre-pay its third issue of commercial promissory notes in the amount of R$ 2,700,000,000.00, as per Board Spending Decision (CRCA) No. 045/2009, of July 24, 2009;

b)             the total value of the issues of debentures may not exceed the Registered Capital of Cemig GT, subordinated debentures being excluded from this limit, in accordance with the provisions of Article 60, Paragraph 4, of Law 6404 of December 15, 1976, as amended;

c)              on September 30, 2009, the Registered Capital of Cemig GT was R$ 2,896,785,358.90, represented by 2,896,785,358 nominal common shares without par value, and the Company’s debt in debentures, excluding subordinated debentures, was R$ 263,382,700.51, which added to the value of R$ 2,700,000,000.00 of the second issue of debentures will total R$ 2,963,382,700.51;

d)             for the debt of Cemig GT in debentures not to exceed the value of its Registered Capital in any of the years of validity of the issues of debentures, based on updating of the debtor balance of the issues by the indices used in economic forecasts by the company an increase of R$ 400,000,000.00 in the Company’s registered capital will be necessary;

e)              Cemig GT has funds in the Capital Reserve account that can be used for the said Capital Increase; and

f)                Article 166 of the said Law 6404 of December 15, 1976, as amended, states that the Registered Capital may be increased by a decision of the General Meeting of Stockholders or of the Board of Directors, subject to the provisions on the matter contained in the Company’s Bylaws;

– the Board of Directors proposes to submit to the Extraordinary General Meeting of Stockholders that it should authorize, verify and approve:

•      increase in the Registered Capital, from

•      R$ 2,896,785,358.90 (two billion eight hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos to

•      R$ 3,296,785,358.90 (three billion two hundred and ninety-six million seven hundred and eighty-five thousand three hundred and fifty-eight Reais and ninety centavos,

through use of funds in the Capital Reserve account, without the issuance of new shares;

and

•      consequent change in the drafting of the head paragraph of Clause 5 of the Bylaws, to:

“Clause 5                     The Company’s registered capital is R$ 3,296,785,358.90 (three billion two hundred ninety six million, seven hundred eighty five thousand, three hundred and fifty eight Reais and ninety centavos), represented by 3,296,785,358 (three billion, two hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares without par value.”

Belo Horizonte, December 1, 2010,

Sergio Alair Barroso – Chairman Djalma Bastos de Morais – Vice-Chairman	João Camilo Penna – Member Fernando Henrique Schüffner Neto – Member
Alexandre Heringer Lisboa – Member	Jeffery Atwood Safford – Member

Evandro Veiga Negrão de Lima – Member	Kleber Antonio de Campos – Member
Francelino Pereira dos Santos – Member	Marco Antonio Rodrigues da Cunha – Member
Guy Maria Villela Paschoal – Member

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Cemig Geração e Transmissão S.A., undersigned, in performance of their functions under the law and the Bylaws, meeting on today’s date at the Company’s head office, at Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil, have examined the Proposal of the Board of Directors to submit to the Extraordinary General Meeting of Stockholders to be held on January 13, 2010, the following matters:

•      authorization, verification and approval of an increase in the Registered Capital,

from

•      R$ 2,896,785,358.90 (two billion eight hundred ninety-six million seven hundred eighty-five thousand three hundred fifty-eight Reais and ninety centavos to

•      R$ 3,296,785,358.90 (three billion two hundred ninety-six million seven hundred eighty-five thousand three hundred fifty-eight Reais and ninety centavos,

through use of funds in the Capital Reserve account, without the issuance of new shares;

and

•      consequent change in the drafting of the head paragraph of Clause 5 of the Bylaws, to:

“Clause 5                     The Company’s registered capital is R$ 3,296,785,358.90 (three billion two hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight Reais and ninety centavos), represented by 3,296,785,358 (three billion, two hundred ninety six million, seven hundred eighty five thousand, three hundred fifty eight) nominal common shares, without par value.”

This being so, the opinion of the members of the Audit Board is, unanimously, in favor of approval of the proposal by the said Extraordinary General Meeting of Stockholders.

Belo Horizonte, December 17, 2009,

Aristóteles Luiz Menezes Vasconcellos Drummond	Luiz Guaritá Neto

Thales de Souza Ramos Filho	Vicente de Paulo Pegoraro. “

The Chairman then put the Proposal made by the Board of Directors to this Meeting to debate, and, subsequently, to the vote, and it was approved.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

(Signed by:)                               Anamaria Pugedo Frade Barros

Arlindo Porto Neto and Bernardo Afonso Salomão de Alvarenga, for Cemig

José Carlos de Mattos

Aristóteles Luiz Menezes Vasconcellos Drummond, for the Audit Board

This is a copy of the original.

Anamaria Pugedo Frade Barros

10.                                                                                 Summary of Principal Decisions of the 475th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 28, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 475th meeting, held on January 28, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.                   Signing of an amendment to the Concession Contracts of EATE, ECTE, ENTE, ERTE and ETEP.

2.                   Contracting of services of legal advisors with renowned specialization in court and administrative proceedings.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                                 Summary of Principal Decisions of the 105th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 28, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD MEETING

SUMMARY OF PRINCIPAL DECISIONS

At its 105th meeting, held on January 28, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Signing of amendment to the Term of Non-remunerated Transfer of the Barão de Cocais 3 Substation, with Vale S.A.

2.               Feasibility studies of hydroelectric potential in various locations / Re-ratification of Board Spending Decision (CRCA).

3.               Contracting of operational risk insurance.

4.               Signing of commitment undertakings for injection of capital to increase the Registered Capital of EBTE.

5.               Orientation of vote, in the Board of Directors of Aliança, in favor of increase in the Registered Capital of Brasnorte.

6.     Orientation of vote, in the EGMs of Transmissora Aliança de Energia Elétrica S.A. and Transmissora Alterosa de Energia S.A., in favor of the partial split of Transmissora do Atlântico de Energia Elétrica S.A.

7.               Contracting of services of legal advisors with renowned specialization in court and administrative proceedings.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Summary of Principal Decisions of the 99th Meeting of the Board of Directors, Cemig Distribuição S.A., January 28, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

Meeting of the Board of Directors:

SUMMARY OF PRINCIPAL DECISIONS

At its 99th meeting, held on January 28, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.                   Contracting of services of legal advisors with renowned specialization in court and administrative proceedings.

2.                   Contracting of operational risk insurance.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.